

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Shawn Iadonato
Chief Executive Officer
KINETA, INC./DE
219 Terry Ave. N., Suite 300
Seattle, Washington 98109

> **Re: KINETA, INC./DE**
> **Registration Statement on Form S-3**
> **Filed January 20, 2023**
> **File No. 333-269340**

Dear Shawn Iadonato:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Albert W. Vanderlaan